 Exhibit (h)(5)

Amendment to

Appendix A

of the

Shareholder Servicing Agreement

As amended June 29, 2011 and January 1, 2012

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Core Select – Class N	0.25%
BBH Core Select – Retail Class	0.25%
BBH Broad Market Fund – Class N	0.20%
BBH International Equity Fund – Class N	0.25%
BBH Money Market Fund – Regular Shares	0.25%